November 5, 2012

VIA EDGAR

Mellissa Campbell Duru

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: Electromed, Inc.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed October 24, 2012
File No. 01-34839

Dear Ms. Duru:

We acknowledge receipt of a comment letter (the “Letter”) from the staff of the U.S. Securities and Exchange Commission (“the Staff”’) dated November 2, 2012 with respect to Electromed, Inc.’s (the “Company”) Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed on October 24, 2012 (the “Amendment”), File No. 01-34839. On behalf of the Company, we submit this letter in response to comments from the Staff contained in the Letter. We appreciate the Staff’s prompt consideration of this response. For ease of reference, we have set forth the Staff’s comments in bold and italics and the Company’s responses in plain type immediately following each comment.

Election of Directors, page 9

1. As done in your response to comment 9, please revise this section to clarify that the current number of directors was set at seven by shareholders as of the last annual meeting. Explain why only six nominees are being presented and why the board desires to reduce the number of directors on the board from 7 to 6.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 9 of the Amendment to disclose that the current number of directors was set at seven by the Company’s shareholders at the last annual meeting; to disclose that a vacancy has existed on the board since the retirement of the Company’s former Chairman of the Board as Chairman and a director on May 11, 2012; and to disclose that the board’s proposal to reduce the number of directors on the board from 7 to 6 reflects the Board’s judgment that such board size is an appropriate number of directors for the Company for the reasons set forth in the preliminary proxy statement.

2. Refer to your responses to prior comments 9 and 10. As done in your response, please revise your preliminary proxy statement to clarify the effect of a failure to pass proposal 1 and the consequences of this if the meeting is contested or not contested.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 9 of the Amendment to clarify the effect of a failure to pass proposal 1 and the consequences if the meeting is contested or not contested. Specifically, the revised disclosure provides that should proposal 1 receive less than a majority of the shares entitled to vote represented at a meeting at which a quorum is present, the size of the board will remain at seven directors, which is the size approved by the Company’s shareholders at the prior year’s annual meeting. The revised disclosure further provides that if the meeting is contested, the seven directors receiving a plurality of votes at the annual meeting, in person or by proxy, which number may include the Company’s six nominees, will be elected as directors; if the meeting is uncontested, the Company’s six nominees will be elected as directors, and a vacancy will continue to exist as to the seventh seat on the board of directors until such time as further action is taken by the board of directors to fill such seat or until the next annual meeting of shareholders, where the size of the board will again be voted upon by the Company’s shareholders.

3. We note your response to prior comment 12. Advise us supplementally of the date that the Company received notice from the proponent.

Company Response: The Company advises the Staff that the Company received notice from the proponent on August 24, 2012.

On behalf of the Company and each participant, having been authorized to make such acknowledgements of their behalf, the Company and each participant acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff of the Commission has any questions or comments regarding the foregoing or the accompanying Preliminary Proxy Statement, please telephone the undersigned, counsel to Electromed, at (612) 492-7252. Facsimile transmissions may be sent to the undersigned at (612) 492-7077. Email transmissions may be sent to the undersigned at rbrauer@fredlaw.com.

Very truly yours,

/s/ Ryan C. Brauer

Ryan C. Brauer

cc:	James J. Cassidy, Ph.D. (Interim Chief Executive Officer – Electromed, Inc.) Stephen H. Craney (Chairman of the Board – Electromed, Inc.)